UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2013

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F:  ☒  Form 20-F  ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐  Yes  ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated June 7, 2013 relating to the resignation of independent non-executive director and member of Audit Committee and Nomination Committee and Remuneration Committee of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
Name: Wong Nga Lai, Alice Title: Executive Director, Chief Financial Officer and Company Secretary

Dated: June 7, 2013

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR

AND

MEMBER OF AUDIT COMMITTEE

AND

NOMINATION COMMITTEE

AND

REMUNERATION COMMITTEE

The Board announces that Dr. Chan has tendered his resignation as an independent non-executive Director with effect from 7 June 2013. Upon his resignation, Dr. Chan will also cease to be the member of audit committee, nomination committee and remuneration committee of the Company.

RESIGNATION OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND MEMBER OF AUDIT COMMITTEE AND NOMINATION COMMITTEE AND REMUNERATION COMMITTEE

The board (the “Board”) of directors (the “Director(s)”) of Hong Kong Television Network Limited (the “Company”) announces that Dr. Chan Kin Man (“Dr. Chan”) has tendered his resignation as an independent non-executive Director with effect from 7 June 2013 due to his own decision to devote more time for personal commitments. Upon his resignation, he will also cease to be the member of audit committee, nomination committee and remuneration committee of the Company.

Dr. Chan has confirmed that he has no disagreement with the Board and there is no other matter that needs to be brought to the attention of the shareholders of the Company in relation to his resignation.

The Board would like to take this opportunity to express its sincere gratitude to Dr. Chan for his invaluable contribution to the Company during his tenure of service.

Following the resignation of Dr. Chan, the number of independent non-executive Directors and the members of the audit committee of the Company will fall below the minimum number required under Rule 3.10(1) and Rule 3.21 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). In addition, the number of independent non-executive Directors of the remuneration committee of the Company will fall below a majority required under Rule 3.25 of the Listing Rules. The Company will identify a suitable candidate to fill the vacancy as soon as possible within three months from the date of resignation of Dr. Chan pursuant to Rule 3.11, Rule 3.23 and Rule 3.27 of the Listing Rules. The Company will make further announcement as and when appropriate.

By order of the Board Hong Kong Television Network Limited Wong Wai Kay, Ricky Chairman

Hong Kong, 7 June 2013

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John and Mr. Peh Jefferson Tun Lu.